Exhibit 4.1

Execution Copy

AMENDMENT

This Amendment No.2., dated as of August 8, 2019 (this “Amendment”), by and between SeaChange International, Inc. (the “Company”) and Computershare Inc., as Rights Agent (the “Rights Agent”), amends that certain Tax Benefits Preservation Plan, dated as of March 4, 2019 as amended by that certain Amendment dated as of June 28, 2019 (the “Agreement”), by and between the Company and the Rights Agent.

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.	Amendment to Agreement.

1.01    Section 1(a) of the Agreement shall be and hereby is amended by the addition of the following clause (vi) subsequent to clause (v) and prior to the paragraph beginning “In determining whether a Person…”:

(vi)    the term “Acquiring Person” shall not include Karen Singer, TAR Holdings LLC and their respective Affiliates and Associates (including for this purpose CCUR Holdings, Inc. and its Affiliates and Associates, regardless of whether CCUR Holdings, Inc. constitutes an Affiliate or Associate of Singer) (collectively “TAR”), provided the aggregate beneficial ownership of TAR does not exceed 25.0% of the Company Securities then outstanding.

2.	Miscellaneous.

2.01    Effect. Except as amended hereby, the Agreement shall remain in full force and effect. The term “Agreement” as used in the Agreement shall be deemed to refer to the Agreement as amended hereby, and all references to the Agreement shall be deemed to include this Amendment.

2.02    No Waiver. This Amendment is effective only in the specific instance and for the specific purpose for which it is executed and shall not be considered a waiver or agreement to amend as to any provision of the Purchase Agreement in the future.

2.03    Defined Terms. All capitalized terms used but not specifically defined herein shall have the same meanings given such terms in the Agreement unless the context clearly indicates or dictates a contrary meaning.

2.04    Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of New York (without giving effect to any rule or principle that would result in application of the law of any other jurisdiction) and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

2.05    Counterparts. This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and each of the parties hereto may execute this Amendment by signing any of such counterparts.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

SEACHANGE INTERNATIONAL, INC.

By:	/s/ Mark Bonney
Name: Mark Bonney
Title: Executive Chair

COMPUTERSHARE INC., as Rights Agent

By:	/s/ Patrick Hayes
Name: Patrick Hayes
Title: Vice President & Manager